Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation presented the following slide show at an investor conference held today:

WESTERN
UNION
WESTERN
UNION

Payment Services

May 8, 2003

FIRST DATA

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WESTERN
UNION

David Banks, SVP Investor Relations

Welcome & Opening Comments

FIRST DATA

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FIRST DATA[SM]

Payment Services

Charlie Fote

Chairman and CEO

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Payment Services: Revenue Contribution

Percent of 2002 First Data Revenue

Payment
Services
~40%

First Data's largest contributor

8

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Strong, Consistent Record of Growth

In top line . . .

Revenues ($B)

18%
CAGR
$2.0
$2.3
$2.7
$3.2
1999
2000
2001
2002

Continued excellent growth

9

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Strong, Consistent Record of Growth

. . . and in profits. . .

Profit ($B)
19%
CAGR
$0.6
$0.7
$0.9
$1.0
1999
2000
2001
2002

A record of flawless execution

Note: Adjusted for SFAS 142

10

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Strong, Consistent Record of Growth

. . . and in operating leverage

Margins
31.6%
31.2%
31.8%
32.9%
1999
2000
2001
2002

Consistent 30% + margins

Note: Adjusted for SFAS 142

11

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FIRST DATA℠

Payment Services

Christina Gold

President, Western Union

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2002 Payment Services Revenue

$3.2 billion, up 18%

Western Union consumer-to-consumer and consumer-to-business money transfer
80%
Other
20%

16

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Western Union Money Transfer Revenue

1996
2002
84%
16%
80%
20%
Consumer-to-Consumer
Consumer-to-Business

17

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First Data: Winning in the Marketplace

1	**Well positioned in a huge market**	
2	**Expand and diversify distribution**	
3	**Build the brand and enhance the consumer experience**	 WESTERN UNION
4	**Leverage channels and diversify product offerings**	

18

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First Data: Winning in the Marketplace

1 **Well positioned in a huge market**

2 Expand and diversify distribution

3 Build the brand and enhance the consumer experience

WESTERN
UNION

4 Leverage channels and diversify product offerings

19

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Well Positioned in Huge Markets

Estimated Remittance Market = $138B

12%

WESTERN UNION

Huge market opportunity

Source: International Monetary Fund, 2002

20

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Well Positioned in High-Growth Markets

Western Union International

Transactions
37%
CAGR
2000
2001
2002

21

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Well Positioned in Huge Markets

Millions of Immigrants by Region

41M
25M
31M
20M
30M
16M
6M
6M

Total = 175 million

Source: United Nations, October 2002

22

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Leader in a Competitive Landscape

Global money transfer companies

Informal sector

Market niche players

WESTERN UNION®

Banks

Emerging technologies

25

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First Data: Winning in the Marketplace

1 Well positioned in a huge market

2 Expand and diversify distribution

3 Build the brand and enhance the consumer experience

WESTERN
UNION

4 Leverage channels and diversify product offerings

27

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Western Union is Everywhere: Here's Just One DMA – Houston

Lake Houston
Crosby
Barrett
Sheldon
Highlands
Channelview
Houston
Deer Park
La Porte
Shoreacres
Ellington Field
Taylor Lake Village
Nassau Bay
Webster
Pearland
Missouri City
Sugar Land
Fresno
Jersey Village
Sam Houston Pkwy E
Beltway 8
Clay Rd
Garrett Rd
S Sam Houston Tollway E
Almeda-Genoa Rd
Red Bluff Rd
Stafford
Rankin Rd
© 2001 Microsoft Corp. All rights reserved

- Western Union locations
- Orlandi Valuta locations

Extensive coverage - on a city-by-city basis

29

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Americas Key Agent Signings

United States

WAL★MART

Argentina

Nearly
4,500
locations

30

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Europe / Middle East / Africa Key Signings

Millennium
Poland

American Express
Europe

LA POSTE
France

Magyar Posta
Hungarian Post
Hungary

T.C. ZİRAAT BANKASI A.Ş.
Turkey

ПриватБанк
Ukraine

Emirates Post
(UAE)

BNP PARIBAS
Standard Chartered
CL CREDIT LYONNAIS
Africa

More than 7,200 locations

31

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Western Union Asia Pacific Key Signings

Industrial Bank of Korea
Pakistan Post Office
Bank Rakyat Indonesia
VYSYA
Andhra Bank
India
AUSTRALIA
POST

More than 7,800 locations

32

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Western Union – Philippines

Transactions
73%
CAGR
4,500
5,900
6,900
Locations
2000
2001
2002

Overview / Strategy

33

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Western Union – China

Transactions
266%
CAGR
5,000
Locations
800
50
2000
2001
2002

Overview / Strategy

34

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Western Union – India

Transactions
82%
CAGR
10,000
Locations
3,000
900
2000
2001
2002

Overview / Strategy

35

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Agent Network by Class of Trade

International Agents

Banks
43%
Post
Offices
33%
Other
24%

North America Agents

Supermarkets/
Convenience Stores
47%
Check
Cashiers
14%
Other
39%

36

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Transactions Generated by Class of Trade

International Agents
Post Offices 28%
Banks 36%
Other 36%

North America Agents
Supermarkets/ Convenience Stores 53%
Check Cashiers 27%
Other 20%

37

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Western Union:
Convenient Today

Agent Locations
$
Call!
1-800-CALL-CASH
(1-800-225-5227)
Telephone Money Transfer
$
CUSTOMERS
$
Click!
westernunion.com
WesternUnion.com
$
Direct Connect

38

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Western Union:

Convenience Evolving

Bank Online

Direct to
Bank Account

CASH

ATM

CUSTOMERS

WESTERN
UNION
PLUS
NYCE
STAR

Cash Card

Home Delivery

39

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Western Union:
Still Greater Convenience in the Future

Bank Online
Contact
Help
Sign In
Direct to
Bank Account
Agent Locations
CASH
ATM
$
Call!
Transfer money by
phone using Visa,
MasterCard, Discover
1-800-CALL-CASH
(1-800-225-5227)
Telephone Money
Transfer
CUSTOMERS
Click!
Transfer money
via the internet
westernunion.com
WesternUnion.com
WESTERN
UNION
PLUS
NYCE
STAR
Cash Card
Direct Connect
Home Delivery

40

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Western Union Location Growth

Locations (000s)
101
120
151
China
India
Eastern Europe
North America
Other Int'l
180+
2000
2001
2002
2003 Goal

Expect about 20% growth in 2003

41

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First Data: Winning in the Marketplace

1 Well positioned in a huge market

2 Expand and diversify distribution

3 Build the brand and enhance the consumer experience

4 Leverage channels and diversify product offerings

42

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Western Union Brand Investment

18%
CAGR
~ $300M
1999
2000
2001
2002

45

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Western Union Brand Creates Value

Transaction Growth for One U.S. Agent's Network
33%
CAGR
120
170
231
319
374
Year 1
Year 2
Year 3
Year 4
Year 5

Note: Average monthly transactions per location

46

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Western Union Brand Creates Value

Mexico Money Transfer Transaction Growth
30%
20%
10%
0%
2001
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03

47

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Western Union Merchandising

WESTERN UNION
New York

鴻運商貿
旅遊公司
Travel Markt
Frankfurt

WESTERN UNION
Hong Kong

RECEPTION
Uganda

48

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Western Union Merchandising

Перевести деньги через нас
так же надежно,
как передать их лично в руки.

Sinta-se perto
de quem está longe.
Atlântico

Send money home
with someone
who's guaranteed to
get it there.

Mit uns kommt
Ihr Geld sicher
nach Hause.
WESTERN UNION MONEY TRANSFER

Millones de personas confían
en Western Union para
mandar su dinero a casa.
WESTERN UNION DINERO EN MINUTOS

49

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Western Union Events/Local Marketing

African local events

"Envía dinero este Día de las Madres a Latinoamérica con Western Union"
SABADO GIGANTE
Conviértete en un ganador GIGANTE
con Western Union
Puedes ser uno de los ganadores de 5 Premios Mayores
¡Gana al Instante!
¡Más de 3,000 premios!
WESTERN UNION

Pan-Hispanic Mother's Day Promotion

50

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Western Union:

Customer Relationship Management

Loyalty Card Program

WESTERN UNION
STAR

Gold Card

WESTERN UNION
STAR

Silver Card

51

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Media Builds Strong Brand Awareness

United States – Awareness

53%
96%
Unaided
Aided

Source: Roper ASW OmniTel Study, October 2002

International – Aided Awareness

24%
83%
90%
99%
China
Russia
Mexico
Italy

52

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Western Union Brand Equity

- Trusted and strong brand
- Consistent brand investment
- Focus on customers' needs
  - trust
  - speed
  - convenience
  - reliability
  - value

53

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First Data: Winning in the Marketplace

1 Well positioned in a huge market

2 Expand and diversify distribution

3 Build the brand and enhance the consumer experience

WESTERN UNION

4 Leverage channels and diversify product offerings

FIRST DATA

54

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Western Union:

Leverage & Diversify Product Offerings

WESTERN UNION®

Consumer Money Transfer

Bill Payments

Prepaid Services

55

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Western Union:
Money Transfer Revenue

1996
2002
84%
16%
80%
20%
Consumer-to-Consumer
Consumer-to-Business

56

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Western Union:
Consumer-to-Consumer Money Transfers

Transactions
23%
CAGR
2000
2001
2002

57

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Western Union:
International Money Transfers

Transactions
37%
CAGR
2000
2001
2002

58

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Evolving Consumer-to-Consumer Money Transfer Services

- ➔ International expansion
- ➔ Home delivery
- ➔ Next-day services
- ➔ Loyalty programs

WESTERN UNION

59

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Stored-Value Opportunity

Prepaid Services

Giftcard
$100
CIRCUIT CITY

$25
GIFT CARD

ROMANO'S
Macaroni
GRILL

62

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First Data Cross Selling: Grace Kennedy

Grace
FIRST DATA
TeleCheck
WESTERN UNION

200 + locations

63

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First Data Cross Selling: German Postbank

FIRST DATA
FIRST DATA
Merchant Services
Postbank
WESTERN UNION

6,000 + locations

64

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First Data: Winning in the Marketplace

1 Well positioned in a huge market

2 Expand and diversify distribution

3 Build the brand and enhance the consumer experience

WESTERN
UNION

4 Leverage channels and diversify product offerings

65

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FIRST DATA[SM]

Payment Services

Questions & Answers

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Searchable text section of graphics shown above

Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation presented the following slide show at an investor conference held today:

[GRAPHIC]

Payment Services

May 8, 2003

[LOGO]

[GRAPHIC]

David Banks, SVP Investor Relations

Welcome & Opening Comments

Safe Harbor

Statements in this presentation regarding First Data Corporation’s business which are not historical facts are “forward-looking statements.”  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected.  Please refer to the company’s meaningful cautionary statements contained on the last slide of this presentation and the company’s 2002 Annual Report on Form 10-K for a more detailed list of risks and uncertainties.

Non-solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St, Suite 340, Greenwood Village, CO, 80111.  Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger.  Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation’s 2003 annual meeting of stockholders.

[GRAPHIC]

Payment Services

May 8, 2003

[LOGO]

[GRAPHIC]

Payment Services

Charlie Fote

Chairman and CEO

Key Strengths

[GRAPHIC]

•      Strong, profitable track record

•      Highly visible recurring revenue stream

•      Long runway for growth

•      Great scale and distribution capability

•      World-class brand

Payment Services:
Revenue Contribution

Percent of 2002 First Data Revenue

[CHART]

First Data’s largest contributor

Strong, Consistent Record of Growth

In top line . . .

Revenues ($B)

[CHART]

Continued excellent growth

. .. . and in profits

Profit ($B)

[CHART]

A record of flawless execution

Note: Adjusted for SFAS 142

. .. . and in operating leverage

Margins

[CHART]

Consistent 30% + margins

Note: Adjusted for SFAS 142

Payment Services First Quarter

Exceptional Growth Rates

•      Revenue up 19%

•      Profit up 22%

•      Profit margin 33%

•      Transactions:

•      Consumer-to-consumer up 23%

•      Consumer-to-business up 11%

•      Prepaid services up 43%

[GRAPHIC]

Payment Services 2003 Focus

Sales and Distribution Powerhouse

•      Expand worldwide agent distribution network by 20%

•      Diversify channels and services

•      Build the brand

•      Cross sell First Data services

[LOGO]

[GRAPHIC]

[GRAPHIC]

Payment Services

Christina Gold

President, Western Union

Payment Services
Senior Leaders

•      Bill Thomas

•      President - Western Union International

•      Mike Yerington

•      President - Western Union North America

•      Adam Coyle

•      President - Integrated Payment Systems

•      Michael Hagerty

•      Chief Marketing Officer - Western Union

•      Scott Scheirman

•      CFO

2002 Payment Services Revenue

$3.2 billion, up 18%

[CHART]

Western Union Money Transfer Revenue

1996

[CHART]

2002

[CHART]

First Data: Winning in the Marketplace

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

Well Positioned in Huge Markets

Estimated Remittance Market = $138B

[CHART]

Huge market opportunity

Source:  International Monetary Fund, 2002

Well Positioned in High-Growth Markets

Western Union International

Transactions

[CHART]

Well Positioned in Huge Markets

Millions of Immigrants by Region

[GRAPHIC]

Total = 175 million

Source:  United Nations, October 2002

Immigration Trends = Opportunity

Remittance payments to Latin America and the Caribbean topped $32 billion in 2002

(Source: Wall Street Journal, March 17, 2003)

Approximately 4.5 million overseas-born persons are living in Australia, which is about one quarter of the country’s population.

(Source: Organization for Economic Cooperation and Development)

European Union population growth will likely come almost entirely from immigration and migration in the next 10-20 years.

(Source: European Report, February 12, 2003)

The number of Asians working overseas is expected to be 3-4 times greater in 2003 than in 1993.

(Source: Migration News, 2002)

Leader in a Competitive Landscape

[LOGO]

Global money transfer companies

Market niche players

Emerging technologies

Banks

Informal sector

Regulatory Environment

•              Ever-changing, especially since 9/11

•              Implemented “Wire Watch” automated compliance system

•              Comprehensive agent training and auditing program

•              Dedicated professional people

[GRAPHIC]

First Data: Winning in the Marketplace

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

Western Union Worldwide Distribution

•              159,000 Agent locations in 195 countries & territories

•              Adding ethnic agents for key receiving countries

•              More than 20,000 locations in backlog

•              Very secure network

•   Majority of business under long-term contracts

•   High renewal rates

Statistics as of March 31, 2003

Western Union is Everywhere:
Here’s Just One DM – Houston

[GRAPHIC]

Extensive coverage - on a city-by-city basis

Americas Key Agent Signings

[GRAPHIC] => Nearly 4,500 locations

Europe / Middle East / Africa Key Signings

[GRAPHIC] => More than 7,200 locations

Western Union Asia Pacific Key Signings

[GRAPHIC] => More than 7,800 locations

Western Union – Philippines

[CHART]

Overview / Strategy

•              Population is 80M

•              Remittance market is $8B

•              Continue roll-out of SmartMoney and Landbank locations

•              Raise brand awareness and focus on new Agent signings

Western Union – China

[CHART]

Overview / Strategy

•              Population is 1.3B

•              Remittance market is $11B

•              End 2003 with 10,000 locations

•              Focus on ethnic locations in key sending countries

•              Raise brand awareness

Western Union – India

[CHART]

Overview / Strategy

•    Population is 1.1B

•    Remittance market is $15B

•    End 2003 with 15,000 locations

•    Focus on ethnic locations in key sending countries

•    Raise brand awareness

Agent Network by Class of Trade

International Agents

[CHART]

North America Agents

[CHART]

Transactions Generated by Class of Trade

International Agents

[CHART]

North America Agents

[CHART]

Western Union:

Convenient Today

[GRAPHIC]

Western Union:

Convenience Evolving

[GRAPHIC]

Western Union:

Still Greater Convenience in the Future

[GRAPHIC]

Western Union Location Growth

[CHART]

Expect about 20% growth in 2003

First Data: Winning in the Marketplace

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

Run the Global Message Video

Western Union Vision

To be the recognized leader in empowering people to make cash connections worldwide.

GRAPHIC

Recognized leader:

Trusted - Best - Innovative

Empowering people:

Giving consumers choices in location, service and delivery options

Cash connections:

Quickly moving money, data and information

Uniting People with Possibilities

Western Union Brand Investment

[CHART]

Western Union Brand Creates Value

Transaction Growth for One U.S. Agent’s Network

[CHART]

Note: Average monthly transactions per location

Mexico Money Transfer Transaction Growth

[CHART]

Western Union Merchandising

[GRAPHIC]

[GRAPHIC]

Western Union Events/Local Marketing

[GRAPHIC]

African local events

[GRAPHIC]

Pan-Hispanic Mother’s Day Promotion

Western Union:

Customer Relationship Management

Loyalty Card Program

•                  Significantly reduces transaction time

•                  Consumer receives

•                  Loyalty points

•                  Discounts

•                  Phone time

•                  Increases retention and transaction frequency

[GRAPHIC]

Gold Card

[GRAPHIC]

Silver Card

Media Builds Strong Brand Awareness

United States – Awareness

[CHART]

Source: Roper ASW OmniTel Study, October 2002

International – Aided Awareness

[CHART]

Source: Research International, 2002; Acorn, 2002; IPSOS-VANTIS, Jan 2003

Western Union Brand Equity

•                  Trusted and strong brand

•                  Consistent brand investment

•                  Focus on customer’s needs

•                  trust

•                  speed

•                  convenience

•                  reliability

•                  value

[GRAPHIC]

First Data: Winning in the Marketplace

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

Western Union:

Leverage & Diversify Product Offerings

[LOGO]

Consumer Money Transfer

Bill Payments

Prepaid Services

Western Union:

Money Transfer Revenue

1996

[CHART]

2002

[CHART]

Western Union:

Consumer-to-Consumer Money Transfers

Transactions

[CHART]

Western Union:

International Money Transfers

Transactions

[CHART]

Evolving Consumer-to-Consumer

Money Transfer Services

•	International expansion	[GRAPHIC]

•	Home delivery	[GRAPHIC]

•	Next-day services	[GRAPHIC]

•	Loyalty programs

Western Union:

Consumer-to-Business

Traditional Product Offerings

Quick Collect	Urgent Bill Payments
	•	Cash at Agent Location
	•	Credit Card via phone or web

Alternative Payments	Bill Payments
	•	Call Center
	•	Voice Response Unit
	•	Internet

Expanded Product Offerings – Recurring Payments

Paymap	Mortgage Payments
	•	Equity Accelerator
	•	Just in time

E Commerce Group	Bill Payment
	•	Desktop
	•	Voice Response Unit
	•	Internet

Stored-Value Opportunity

Prepaid Services

•                  Current prepaid wireless market is $125B face amount

•                  Growing to $250B by 2005, suggesting $25B in fees to payment processors

•                  2002 U.S. gift card sales $38B
(Source: Bain & Co.)

•      Markets growing in double digits

[GRAPHIC]

First Data Cross Selling:

Grace Kennedy

[GRAPHIC]

200 + locations

First Data Cross Selling:

German Postbank

[GRAPHIC]

6,000 + locations

First Data: Winning in the Marketplace

1	Well positioned in a huge market	[GRAPHIC]

2	Expand and diversify distribution	[GRAPHIC]

3	Build the brand and enhance the consumer experience	[GRAPHIC]

4	Leverage channels and diversify product offerings	[GRAPHIC]

Why First Data Wins

•                  Huge global growth opportunities

•                  Unmatched distribution network

•                  Strong brand

•                  We have the strategies in place to win

[GRAPHIC]

[GRAPHIC]

Payment Services

Questions & Answers

Cautionary Information Regarding Forward-Looking Statements

Statements in this presentation regarding First Data Corporation’s business which are not historical facts, including the revenue and earnings projections, are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which the Company’s forward-looking statements are premised include: (a) continued growth at rates approximating recent levels for card-based payment transactions, consumer money transfer transactions and other product markets; (b) successful conversions under service contracts with major clients; (c) renewal of material contracts in the Company’s business units consistent with past experience; (d) timely, successful and cost-effective implementation of processing systems to provide new products, improved functionality and increased efficiencies, particularly in the card issuing services segment; (e) successful and timely integration of significant businesses and technologies acquired by the Company and realization of anticipated synergies; (f) continuing development and maintenance of appropriate business continuity plans for the Company’s processing systems based on the needs and risks relative to each such system; (g) absence of consolidation among client financial institutions or other client groups which has a significant impact on FDC client relationships and no material loss of business from significant customers of the Company; (h) achieving planned revenue growth throughout the Company, including in the merchant alliance program which involves several joint ventures not under the sole control of the Company and each of which acts independently of the others, and successful management of pricing pressures through cost efficiencies and other cost management initiatives; (i) successfully managing the credit and fraud risks in the Company’s business units and the merchant alliances, particularly in the context of the developing e-commerce markets; (j) anticipation of and response to technological changes, particularly with respect to e-commerce; (k) attracting and retaining qualified key employees; (l) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting FDC’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (m) continuation of the existing interest rate environment so as to avoid increases in agent fees related to Payment Services’ products and increases in interest on the Company’s borrowings; (n) absence of significant changes in foreign exchange spreads on retail money transfer transactions, particularly in high-volume corridors, without a corresponding increase in volume or consumer fees; (o) continued political stability in countries in which Western Union has material operations; (p) implementation of Western Union agent agreements with governmental entities according to schedule and no interruption of relations with countries in which Western Union has or is implementing material agent agreements; (q) no unanticipated developments relating to previously disclosed lawsuits, investigations or similar matters; (r) successful management of any impact from slowing economic conditions or consumer spending; (s) no catastrophic events that could impact the Company’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (t) no material breach of security of any of our systems; and (u) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.